

信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2005/CS-0377

RECEIVED
2005 JUN 23 A 11:19

3 May 2005

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. K



Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb



05009218

Dear Sirs,

SUPPL

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the following documents of the Company:-

1. Press Announcement on appointments of Mr. Adrian David Li Man-kiu as an independent non-executive director and Mr. Daryl Ng Win Kong as an executive director as published in South China Morning Post on 29 April 2005; and
2. Press Announcement on Interim Scrip Dividend for 2004/2005 as published in South China Morning Post on 3 May 2005.

For your information, the above announcements are also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED



Fanny Cheng
Deputy Company Secretary

PROCESSED
JUN 23 2005
THOMSON
FINANCIAL



Encl.

c.c. The Bank of New York (Hong Kong)
Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Interim Results 2005\03.05.2005\Letter-AR

香港九龍尖沙咀梳士巴利道尖沙咀中心11至12樓 11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong



Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

APPOINTMENTS OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND EXECUTIVE DIRECTOR

The Chairman of the board of directors (the "Board") of Sino Land Company Limited (the "Company") announces that Mr. Adrian David Li Man-kiu has been appointed as an independent non-executive director and a member of the audit committee of the Company and Mr. Daryl Ng Win Kong has been appointed as an executive director of the Company both with effect from 28 April 2005. Mr. Li has also been appointed as an independent non-executive director and Mr. Ng as an executive director of both Tsim Sha Tsui Properties Limited and Sino Hotels (Holdings) Limited on 28 April 2005.

Mr. Li, aged 31, is the General Manager and Head of Corporate Banking Division of The Bank of East Asia, Limited since 2000. He is member of the Ninth and Tenth Guangzhou Committee of the Chinese People's Political Consultative Conference, P.R.C.. Mr. Li serves as director of Ocean Park Corporation, member of the advisory board of Hong Kong Export Credit Insurance Corporation and alternate director to Dr. David Li Kwok-Po, independent non-executive director of San Miguel Brewery Hong Kong Limited. He holds a Master Degree in management from Kellogg Graduate School of Management, Northwestern University and a Master Degree of Arts and a Bachelor Degree of Arts in Law from the University of Cambridge.

Mr. Ng, aged 26, has joined the Company as Executive (Development) since 2003. He is a holder of Bachelor of Arts Degree from Columbia University in New York and is a director of certain subsidiaries and associated companies of the Company. Mr. Ng is the eldest son of Mr. Robert Ng Chee Siong, the Chairman of the Board, and the eldest grandson of Mr. Ng Teng Fong, a substantial shareholder of the Company. Mr. Ng is interested in 67,738 ordinary shares of the Company as at the date of this announcement.

Save as disclosed above, Mr. Li and Mr. Ng do not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company nor any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement. Neither Mr. Li nor Mr. Ng has entered into any director's service contract with the Company. Mr. Li and Mr. Ng have no fixed term of directors' service with the Company but are subject to retirement by rotation and re-election of annual general meetings of the Company in accordance with the articles of association of the Company. Annual directors' fees payable to Mr. Li and Mr. Ng by the Company will be fixed by the Board pursuant to the authority granted by the shareholders at the annual general meetings.

The Board would like to express its warm welcome to Mr. Li and Mr. Ng on their joining the Board.

For and on behalf of the Board
Robert Ng Chee Siong
Chairman

Hong Kong, 28 April 2005

As at the date of this announcement, the executive directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong and the independent non-executive directors are Mr. Ronald Joseph Arculli, Mr. Paul Cheng Ming Fun, Dr. Allan Zeman and Mr. Adrian David Li Man-kiu.



Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

INTERIM DIVIDEND FOR 2004/2005
SCRIP DIVIDEND

1. Form of election should be lodged at the Registrars **not later than 4:30 p.m. Wednesday, 11th May, 2005.**
2. No form of election is required if shareholders choose to receive interim dividend in cash.
3. Formula for calculation of scrip dividend entitlements is set out below.

The Company has informed shareholders in a circular dated 20th April, 2005 that the Directors have declared to pay to shareholders in cash an interim dividend of HK$0.085 per ordinary share of HK$1.00 each of the Company ("Share") in respect of the year ending 30th June, 2005, and that shareholders may elect to receive their dividend in the form of new ordinary shares ("New Shares") in the Company in lieu of cash in respect of part or all of their registered shareholdings. No form of election is required if shareholders choose to receive interim dividend in cash.

In relation to the calculation of the number of New Shares to be allotted to shareholders who elect to receive the abovementioned interim dividend in whole or in part in New Shares in lieu of cash, shareholders are hereby informed that the average closing price of the Company's Shares on The Stock Exchange of Hong Kong Limited for the five trading days from 25th April, 2005 to 29th April, 2005 is HK$7.25. Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at 19th April, 2005 and for which elections to receive New Shares are lodged with the Registrars of the Company, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, **not later than 4:30 p.m. Wednesday, 11th May, 2005,** will be calculated as follows:

Formula: Number of New Shares to be received = Number of existing Shares held on 19th April, 2005 for which share election is made x $\frac{\text{HK\$0.085}}{\text{HK\$7.25}}$

The number of New Shares to be received will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will be aggregated and sold and the benefit thereof will accrue to the Company. The New Shares will rank pari passu in all respects with the existing Shares of the Company except that they shall not rank for the interim dividend for the year ending 30th June, 2005.

Share certificates for the New Shares and cheques for cash entitlements will be despatched to shareholders at their own risks on or about 18th May, 2005.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 29th April, 2005

As at the date of this announcement, the executive directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong and the independent non-executive directors are Mr. Ronald Joseph Arculli, Mr. Paul Cheng Ming Fun, Dr. Allan Zeman and Mr. Adrian David Li Man-kiu.